File No. 82-4018

05012689

RWE

SUPPL

January to September

Report on the first three quarters of fiscal 2005

- Group operating result up 9 % net of one-off effects
- Net income up 5 % year-on-year
- Net financial debt reduced to €10.8 billion

dlw 11/22

At a glance

RWE Group		Jan-Sep 2005	Jan-Sep 2004	+/- in %	Jan-Dec 2004
External revenue	€ million	29,409	29,949	-1.8	42,137
EBITDA	€ million	6,147	6,213	-1.1	8,400
Operating result	€ million	4,656	4,464	4.3	5,976
Income before tax	€ million	3,018	2,830	6.6	3,935
Net income	€ million	1,697	1,611	5.3	2,137
Earnings per share	€	3.02	2.86	5.6	3.80
Cash flows from operating activities	€ million	4,394	3,772	16.5	4,928
Capital expenditure	€ million	2,327	2,421	-3.9	3,737
Free cash flow[1]	€ million	2,226	1,550	43.6	1,499
		09/30/05	**12/31/04**	**+/- in %**	
Net financial debt	€ million	10,845	12,385	-12.4	
Workforce	FTE[2]	86,420	97,777	-11.6	

1 Cash flows from operating activities minus capital expenditure on property, plant and equipment.

2 Full time equivalent (1 FTE = 1 full-time position).

»We plan to sell our UK and North American water businesses. This will enable us to focus even more on Europe's converging electricity and gas markets.«

Dear Investors and Friends of the Company,

Before I comment on the financial statements for the period that just ended, I would like to say a few words concerning a strategic decision that will change RWE's profile lastingly: we intend to sell the water business of RWE Thames Water in the UK and of American Water in North America. We aim to complete both transactions in 2007. In the future, we want to concentrate even more on the activities that have made the largest contribution to increasing the value of your company in recent years: the European electricity and gas businesses. This will also make us more flexible as regards capital expenditure in these sectors. Furthermore, we want to continuously explore options to achieve value-added external growth in the European market, while meeting our strict strategic and financial criteria. On completion of the divestments, we want you, our investors, to benefit from a temporary increase in our dividend payout ratio. In addition, we plan to reduce debt even further. For more information, please turn to pages 14 and 15 of this interim report.

The following is a summary of key facts and figures for the first three quarters of the fiscal year:

- The operating result improved by 4 %. Organic earnings growth, i.e. excluding consolidation and currency effects, amounted to 9 %. The strongest growth was recorded by the Continental European energy businesses of RWE Power and RWE Energy, while RWE npower's operating result in the UK was clearly down year-on-year, as in the first half of 2005. RWE Thames Water's water activities closed the first three quarters with a considerable organic improvement over the same period last year.

- Net income reflected the positive organic development, rising by 5 %. Counteracting effects in the non-operating and financial results offset each other.

- We decreased net financial debt from €12 billion to €10.8 billion in the third quarter. The high level of free cash flow provided the basis for this.

Therefore, we can confirm our forecast for the full year: both the operating result as well as net income are expected to increase by a single-digit percentage.

Essen, November 2005

H. J. M. Roels
CEO of RWE AG

RWE shares still among the top performers in the DAX

Stock markets were robust despite the slight cyclical dip and extremely high oil prices. Germany's lead index, the **DAX 30**, regained considerable momentum, above all in the third quarter. On September 9, 2005, the index surpassed the psychologically important 5,000 point mark for the first time in more than three years. The DAX 30 closed the third quarter at 5,044 points, up 19 % on the level at which it ended 2004. This is in line with the total return of the **Dow Jones Euro STOXX 50**, the index representing the most important stocks in the Eurozone. In the first few months of 2005, stock markets were still affected by the substantial increase in oil prices. In May, investor sentiment brightened notably, although oil prices remained high. Merger speculations and positive corporate news were among the factors driving movements in share prices. European issues also benefited from improved export conditions resulting from the decline of the euro. In Germany, the announcement of early general elections buoyed the stock market. Uncertainty about the country's political direction after the elections on September 18 only briefly dampened investor sentiment on the German stock markets. On October 4, the DAX 30 hit its preliminary high for the year of 5,138 points, before temporarily falling back below the 5,000 point mark. Higher inflation rates nurtured speculation about tighter monetary policy in the US and Europe. Sentiment on capital markets dampened somewhat, fuelled by fear of interest rate hikes.

Performance of RWE shares compared with the DAX 30 and the DJ STOXX Utilities
in %


RWE common share
DJ STOXX Utilities
RWE preferred share
DAX 30
50
40
30
20
10
0
-10
12/31/04
09/30/05
11/04/05

Once again, the performance of **RWE shares** was well above average. On September 30, 2005, RWE's common stock traded at €55.05, achieving a total return (including the dividend) of 40 %. RWE's preferred shares posted an even bigger gain, rising to €47.91 and thus achieving a total return of 45 %. RWE thus clearly outperformed the DAX as well as the Dow Jones STOXX Utilities, the European

utility index (+24 %). The fact that leading analysts made upward adjustments to their valuations of RWE and issued buy recommendations for RWE shares contributed to the pleasing development of our share price. This was predominantly a result of the strong position we have in the German electricity generation sector. Our dividend policy was also welcomed by the capital market. In the summer, the Christian democrat parties announced that nuclear power plant service lives would be extended if they won the elections. This was partially responsible for the rise in RWE's share price. At the beginning of September, after more than seven years, our common stock reached a new all-time high of €57.29. RWE shares initially dropped after the elections for the lower house of parliament. This was in part due to the aforementioned worries regarding interest rates, which were reflected in a rise in bond returns. Utility stocks are especially hard hit, since they are often regarded as alternatives to bonds. Our announcement at the beginning of November of our intention to sell the water business and focus even more on the European energy market in the future led to another significant rise in our share price.

Development of RWE's five-year credit default swap (CDS) compared to the iTraxx Europe Energy CDS sector index
in basis points


RWE
iTraxx Europe Energy
40
20
0
12/31/2004
09/30/2005
11/04/2005

In the first and third quarters, sentiment on **bond markets** was significantly affected by the aforementioned fears surrounding interest rates. Moreover, negative news from the US automotive sector led to uncertainty on the credit market. The return on ten-year Bund futures decreased from 3.7 % at the end of 2004 to 3.3 % as of September 30, 2005. Our bond returns developed accordingly. Since our financial position remained stable and due to our strong single A rating, it became less expensive for RWE bondholders to hedge the RWE credit risk using RWE credit default swaps (CDSs). As of September 30, RWE CDSs were 16 % down on the level recorded at the end of 2004. In the same period, the iTraxx Europe Energy, the European CDS sector index, only fell by 12 %. In 2005, €1.2 billion in bonds are due for repayment. By the end of the third quarter, we had already repaid €1.0 billion of this sum, without having implemented refinancing measures.

Group operating result up 9 % net of one-off effects

Robust economic trend on RWE core markets – Eurozone still the laggard
In 2005, the world economy lost momentum compared to 2004, but remained healthy. The damping effect of oil prices is contrasted by the economy's substantial room for manoeuvre in terms of liquidity, an increase in the asset base, and solid corporate earnings. Despite recent fears surrounding interest rates on capital markets, leading economic research institutes forecast sustainable, robust growth. RWE's core regions displayed divergent developments:

- The economies of **Eurozone** countries had relatively low momentum. Industrial output rose slightly due to foreign orders received. However, investment hardly rose at all, owing to companies' low capacity utilization. High oil prices and the poor labour market had an adverse effect on consumer spending. Eurozone's real gross domestic product (GDP) in the first three quarters of 2005 was only slightly more than 1 % above the level achieved in the same period in 2004. **Germany's** GDP posted even less growth. Positive stimuli from foreign trade were unable to energize the domestic economy to a noteworthy extent. Private households' willingness to buy remained low. Due to tight budgets, the state was also hardly able to produce any major stimulus. Domestic demand was buoyed by the increase in capital expenditure on equipment.

- In the **UK**, the rise in interest rates dampened investment growth. Consumer loans became more expensive, curtailing the development of private consumption. Compared to the first three quarters of 2004, real GDP growth was reduced from 3.4 % to an estimated 1.6 %. However, the drop in interest rates in August recently improved the economic climate somewhat.

- The economies of **Central Eastern Europe** also suffered a slowdown in growth. The industry-specific boom in certain countries resulting from their accession to the European Union in 2004 receded slightly. Exports lost a considerable amount of momentum. Import growth also weakened, leading to an improvement in the balance of trade on the whole. Internal demand remained stable.

- Despite interest rate hikes and higher oil prices, **US** GDP was up 3.6 % in the first three quarters. This was slightly less than in the prior year's corresponding period. Favourable conditions on the capital market, high corporate profits and the strong labour market continued to have a positive effect.

The aforementioned economic developments in our core markets had a limited impact on our business trend. Energy consumption generally shows minimal reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on weather conditions. The economy has even less of an effect on the water sector.

Notes on reporting

We slightly adjusted our reporting structure at the beginning of the 2005 financial year. In so doing, we are taking into account completed and pending divestments in our non-core business, among other things. The adjustments address the following issues:

- RWE Trading is no longer presented separately in our financial reporting. Instead, RWE Trading is now subsumed under RWE Power's Power Generation Business Unit. The rationale for this change lies in the fact that, as an integral component of the energy value chain, RWE Trading's primary function is to contribute to sustaining the value of our power production operations. The change in our reporting structure does not affect our operations.

- Harpen AG, which specializes in renewables-based and distributed power generation, has been assigned to the Power Generation Business Unit since the beginning of the year.

- At the end of February 2005, we sold 70 % of RWE Umwelt's business volume. The sale of the remaining 30 % was completed in early October. The parts of the environmental services business that had not yet been sold as of September 30 are still included in the consolidated balance sheet as "Assets/liabilities held for sale." The environmental services business is no longer included in revenue, EBITDA, the operating result, capital expenditure or the workforce. Their expenses and income are included in the non-operating result.

- The item "Assets/liabilities held for sale" has also included major parts of our water business outside RWE's core regions since the beginning of the year. They comprise our companies in Chile, the United Arab Emirates, and China. The financial statements for the first half of the fiscal year also stated our water activities in Thailand, Australia and Spain under this item. We have now sold nearly all our operations in Thailand and Australia. Our Spanish water company Pridesa is now again stated as a continued operation. This is because we intend to wait and sell this company together with the UK water business, as it possesses seawater desalination technology, which is important to RWE Thames Water.

External revenue €million	**Jan–Sep 2005**	**Jan–Sep 2004**	**+/– in %**	**Jan–Dec 2004**
RWE Power[1]	4,895	4,573	7.0	6,741
RWE Energy	17,170	15,571	10.3	22,450
RWE npower	4,262	4,021	6.0	5,605
RWE Thames Water	3,023	3,016	0.2	4,065
Other/consolidation	59	2,768[2]	–97.9	3,276[2]
RWE Group	**29,409**	**29,949**	**–1.8**	**42,137**

1 Including RWE Trading.

2 Including RWE Umwelt (Q1–3 2004: €1,343 million; fiscal 2004: €1,830 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €1,359 million).

Revenue 11 % up year-on-year net of one-off effects

In the first three quarters of 2005, the RWE Group generated €29.4 billion in external revenue. This corresponds to a 2 % decrease from the year-earlier level. This was largely due to the following deconsolidations:

- Heidelberger Druckmaschinen was excluded from the scope of consolidation at the beginning of May 2004. This group of companies generated €1,359 million in revenue before it was deconsolidated.

- As explained earlier, we stopped including RWE Umwelt's revenue in the Group's figures in the fiscal year currently underway. This eliminated a total of €1,343 million in revenue.

- We deconsolidated our Portuguese Turbogas/Portugen power plant operations as of September 30, 2004. In the first nine months of 2004, these companies contributed €228 million to RWE Power's revenue.

- RWE Solutions, a business unit of RWE Energy, shed its transformer (deconsolidated as of October 1, 2004), power conditioning (January 1, 2005) and mechatronics operations (April 1, 2005) as well as some other peripheral activities. This caused revenue to drop by a total of €253 million.

Another one-off effect stems from the change in the way we account for small parts of our water business, as described on page 5. Revenue produced by the companies affected is no longer included at the Group level (–€90 million). In addition, currency translation had a negative effect. The US dollar and pound Sterling lost ground against the euro compared with the same period last year. Using average rates for the period, the British pound-to-euro exchange rate was 0.68 to 1 (Q1–3 2004: £0.67/€), and the US dollar-to-euro exchange rate was 1.26 to 1 (Q1–3 2004: US$1.22/€). This diluted revenue by €140 million.

Net of all major non-recurrent effects and changes in currency exchange rates, external revenue increased by 11 %. RWE Energy posted the most significant organic growth. Due to a price-induced rise in revenue from our Continental European electricity and gas sales activities, we were able to pass on to end customers the increase in procurement costs and—in Germany—the burdens stemming from the Renewable Energy Act. Furthermore, we increased sales in the Dutch gas market. The trading activities subsumed under the RWE Power Division increased revenue from the sale of electricity generated by RWE in-house on the wholesale market. Price-related effects had as strong an impact here as they did on RWE Dea's oil and gas upstream operations, which were able to post a gain despite a decline in oil production. The rise in electricity and gas prices resulted in higher sales in RWE npower's end customer business. But, as in Continental Europe, this was contrasted by an increase in procurement costs. RWE Thames Water benefited from a tariff adjustment made in the UK water industry's fourth regulatory period, which began on April 1, 2005.

Operating result posts organic improvement of 9 %

The RWE Group continued to improve its organic earnings situation. However, this was contrasted by one-off effects stemming from deconsolidations and changes in foreign exchange rates. At €6,147 million, EBITDA was slightly below the year-earlier level. Conversely, the operating result was up 4 % to €4,656 million. It outperformed EBITDA in part due to a decrease in depreciation owing to the sale of asset-intensive activities, which had an effect in the order of €148 million. Moreover, we

had €110 million more operating income from investments. Neither depreciation, nor income from investments are included in EBITDA.

The aforementioned deconsolidations had the following impact on EBITDA and the operating result:

- Heidelberger Druckmaschinen: -€96 million/-€34 million
- RWE Umwelt: -€146 million/-€58 million
- Turbogas/Portugen: -€52 million/-€36 million

A further one-off effect stems from the change in the way we report parts of our water business outside RWE's core regions on our balance sheet. It is thus no longer included in EBITDA or the operating result. Changes in currency exchange rates diluted earnings (-€35 million/-€22 million). Excluding the aforementioned non-operating effects, EBITDA increased by 6% and the operating result was up 9%.

EBITDA €million	**Jan–Sep 2005**	**Jan–Sep 2004**	**+/- in %**	**Jan–Dec 2004**
RWE Power[1]	2,145	1,880	14.1	2,571
RWE Energy	2,346	2,207	6.3	2,927
RWE npower	389	489	-20.4	698
RWE Thames Water	1,479	1,434	3.1	1,979
Other/consolidation	-212	203[2]	-204.4	225[2]
RWE Group	**6,147**	**6,213**	**-1.1**	**8,400**

1 Including RWE Trading.

2 Including RWE Umwelt (Q1–3 2004: €146 million; fiscal 2004: €190 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €96 million).

Operating result €million	**Jan–Sep 2005**	**Jan–Sep 2004**	**+/- in %**	**Jan–Dec 2004**
RWE Power[1]	1,676	1,351	24.1	1,846
RWE Energy	1,871	1,739	7.6	2,192
RWE npower	303	412	-26.5	604
RWE Thames Water	1,017	991	2.6	1,389
Other/consolidation	-211	-29[2]	-627.6	-55[2]
RWE Group	**4,656**	**4,464**	**4.3**	**5,976**

1 Including RWE Trading.

2 Including RWE Umwelt (Q1–3 2004: €58 million; fiscal 2004: €76 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €34 million).

Our Continental European energy business was the main driver of our organic success. RWE Power recorded the strongest rise in its operating result. This was primarily due to the favourable development on the electricity wholesale market, which, however, was contrasted by the rise in the cost of fuels as well as maintenance and repair work at power stations. RWE Trading made a substantial contribution to the rise in RWE Power's operating result. The UK trading business put in a very

pleasing performance. Our upstream company RWE Dea also grew its operating result, as it was able to sell its oil and gas production at markedly higher prices. The aforementioned factors were primarily responsible for the 24 % improvement in the operating result recorded by RWE Power. However, we expect the operating result to grow less for the full year, in part due to comprehensive power plant maintenance that will be carried out in the fourth quarter. In addition, the trading result is typically subject to significant fluctuations during the course of the year, making forecasts difficult. RWE Energy's operating result was 8 % up year-on-year. This division slightly improved its margins in the electricity and gas sales business, above all due to cost reductions. RWE npower was faced with significant charges stemming from the increase in fuel costs and a shortfall of allocated emissions allowances. Price-driven additional income earned in the end customer business was unable to offset this. This led to a 26 % decrease in its operating result. RWE Thames Water closed the reporting period 3 % up on the year-earlier level. Excluding the one-off effects of deconsolidations, changes in foreign exchange rates, and the aforementioned balance sheet reclassifications, the Water Division's operating result improved by 9 %. Organic growth resulted primarily from tariff increases in the UK and US.

For a detailed commentary on the earnings trend by division, please turn to pages 22 to 34.

Net income improved by 5 %

The reconciliation to net income is marked by the Group's good organic trend, the continued improvement of our financial result, and negative one-off effects in the non-operating result.

Non-operating result € million	**Jan–Sep 2005**	**Jan–Sep 2004**	**+/- € million**	**Jan–Dec 2004**
Capital gains	346	709	-363	678
Impairment losses	-55	-292	237	-492
Restructuring/other	-397	-121	-276	258
Non-operating result	**-106**	**296**	**-402**	**444**

The **non-operating result** declined by € 402 million to -€ 106 million. Changes break down as follows:

- Capital gains amounted to € 346 million – down € 363 million on the high level achieved in the corresponding period in 2004. The prior-year figure still includes the contribution to the non-operating result from the sale of shares in US-based CONSOL Energy (€ 220 million), Heidelberger Druckmaschinen (€ 200 million) and Swiss-based Motor-Columbus and Atel (€ 136 million). The book gains achieved in 2005 principally stem from the sale of our 20 % stake in Stadtwerke Düsseldorf, real estate formerly belonging to RWE Systems, and water activities in Thailand and Australia.

- Based on market indicators, we recognized an impairment loss of € 55 million for water businesses outside our core regions. The impairment loss from these businesses will have risen by the end of the year.

- Although provisions were lower, items grouped under the "Restructuring/other" line item decreased by a total of €276 million to -€397 million. This was in part due to the fact that there was less income from the change in nuclear provisions. This income decreased by €345 million to €209 million. Moreover, changes in the IAS 39 accounting standard mandated revaluation of RWE Trading's derivative transactions. This reduced our non-operating result by €62 million. The non-operating result was also affected by long-term UK gas purchasing agreements, which are now accounted for at market value. In the first three quarters, this led to an additional charge of €236 million. We already explained the last two above-mentioned accounting effects in the interim report on the first half of the fiscal year.

Financial result €million	**Jan-Sep 2005**	**Jan-Sep 2004**	**+/- in %**	**Jan-Dec 2004**
Interest income	905	823	10.0	1,117
Interest cost	-1,597	-1,732	7.8	-2,247
Net interest	**-692**	**-909**	**23.9**	**-1,130**
Interest accretion to long-term provisions	-926	-979	5.4	-1,327
Other financial result	86	-42	304.8	-28
Financial result	**-1,532**	**-1,930**	**20.6**	**-2,485**

The financial result totalled -€1,532 million, up €398 million, or 21%, on the previous year's corresponding level. This is largely due to net interest, which benefited from the further reduction in net financial debt and in the prior year was burdened by the one-off expense from the bond buyback. In addition, long-term provisions declined in part due to the deconsolidation of Heidelberger Druckmaschinen and RWE Umwelt. Accordingly, the interest accretion declined in line with the reduction in provisions. Furthermore, we considerably improved earnings in asset management.

Reconciliation to net income		**Jan-Sep 2005**	**Jan-Sep 2004**	**+/- in %**	**Jan-Dec 2004**
Operating result	€million	**4,656**	**4,464**	**4.3**	**5,976**
Non-operating result	€million	-106	296	-135.8	444
Financial result	€million	-1,532	-1,930	20.6	-2,485
Income before tax	€million	**3,018**	**2,830**	**6.6**	**3,935**
Taxes on income	€million	-1,071	-992	-8.0	-1,521
Income after tax	€million	**1,947**	**1,838**	**5.9**	**2,414**
Minority interest	€million	250	227	10.1	277
Net income*	€million	**1,697**	**1,611**	**5.3**	**2,137**
Earnings per share	€	**3.02**	**2.86**	**5.6**	**3.80**
Effective tax rate	%	**35**	**35**	**-**	**39**

* RWE shareholders' share in income.

Income before tax thus advanced by 7 % to €3,018 million year-on-year. Income after tax rose 6 % to €1,947 million. Our effective tax rate was on par with the year-earlier level, despite lower tax-free capital gains. This was mainly due to the fact that we were able to utilize tax loss carryforwards in the RWE AG tax group, for which deferred tax assets had not been capitalized.

Net income generated by the RWE Group amounted to €1,697 million. This was 5 % more than in the first three quarters of last year. Accordingly, earnings per share increased from €2.86 to €3.02.

Cost-cutting programmes: €140 million saved in the first three quarters
We want to reduce annual costs by €680 million at the end of 2006 within the scope of two ongoing programmes.

- €500 million are allocable to measures taken by the first programme linked to the reorganization of the RWE Group, which was initiated in October 2003. Here, the German energy business, the water activities, and our IT operations are the prime targets. We had already achieved €150 million in savings from this programme by the end of 2004.

- With the second programme, launched in 2002, we intend to capitalize on synergies from the large-scale acquisitions made in the last few years. In this case, the target is €180 million, half of which had already been realized by the end of 2004.

We achieved €140 million in savings from the two programmes in the first three quarters of 2005. A total of €210 million in savings are envisioned for 2005. Despite our plans to sell the water business, we still aim to achieve a total of €680 million in savings by the end of 2006. €160 million of the savings targeted to date relate to the water business. We have already realized three quarters of the envisioned savings. Due to the planned sale of our UK and American water operations, we will have less synergy potential. We intend to compensate for this by taking additional measures.

Capital expenditure down year-on-year after sale of companies
In the first three quarters of 2005, capital spending totalled €2,327 million. This was 4 % less than in the first nine months of last year. Capital expenditure on property, plant and equipment decreased by 2 % to €2,168 million. This was driven by one-off effects, primarily stemming from the deconsolidation of RWE Umwelt and Heidelberger Druckmaschinen, the change in the way some of our water companies are accounted for on the balance sheet, and changes in currency exchange rates. Net of all non-operating effects, capital expenditure on property, plant and equipment grew by €109 million, or 5 %. Most notably, RWE Power invested more. Major projects were the construction of two topping gas turbines, with which we intend to improve the efficiency of our lignite-fired power generation activities in Weisweiler, and the measures taken by RWE Dea to develop the Mittelplate North Sea oilfield. We spent €159 million on financial assets—one fifth less than in the same period last year. Once again, this decline was also a result of the deconsolidation of RWE Umwelt and Heidelberger Druckmaschinen.

Capital expenditure €million	Jan–Sep 2005	Jan–Sep 2004	+/– in %	Jan–Dec 2004
RWE Power[1]	558	443	26.0	681
RWE Energy	661	555	19.1	1,024
RWE npower	127	110	15.5	166
RWE Thames Water	913	1,059	-13.8	1,531
Other/consolidation	68	254[2]	-73.2	335[2]
RWE Group	**2,327**	**2,421**	**-3.9**	**3,737**
Capital expenditure on property, plant and equipment	2,168	2,222	-2.4	3,429
Capital expenditure on financial assets	159	199	-20.1	308

1 Including RWE Trading.

2 Including RWE Umwelt (Q1–3 2004: €115 million; fiscal 2004: €156 million) and Heidelberger Druckmaschinen (until the deconsolidation in May 2004: €70 million).

Cash flow statement — key figures

In the first three quarters of 2005, cash flows from operating activities increased by 16 % to €4,394 million despite the deconsolidation of Heidelberger Druckmaschinen (–€313 million). This was principally due to the positive effect of the change in working capital. Trade accounts payable were increased considerably compared with last year's corresponding period. By contrast, in the same period last year, we reduced liabilities. Since working capital is typically very volatile, the current rise in cash flows should not be taken as an indicator for the development of this key figure over the year as a whole. Net cash used in investing activities totalled €2,110 million. This includes proceeds from the sale of companies and non-current assets. In the same period last year, they were markedly higher due to the divestment of shares in CONSOL, HOCHTIEF and Heidelberger Druckmaschinen. Cash flows from financing activities totalled –€1,641 million. This is the amount by which payments and distributions exceeded the issuance of new debt.

Cash flow statement* €million	Jan–Sep 2005	Jan–Sep 2004	+/– in %	Jan–Dec 2004
Cash flows from operating activities	4,394	3,772	16.5	4,928
Change in working capital	666	-399	266.9	-623
Cash flows from investing activities	-2,110	-328	-543.3	-1,574
Cash flows from financing activities	-1,641	-3,613	54.6	-4,009
Effect of changes in currency exchange rates and other changes in value on cash and cash equivalents	31	7	342.9	–
Total net changes in cash and cash equivalents	**674**	**–162**	**516.0**	**–655**
Cash flows from operating activities	4,394	3,772	16.5	4,928
Minus capital expenditure on property, plant and equipment and intangible assets	-2,168	–2,222	2.4	-3,429
Free cash flow	**2,226**	**1,550**	**43.6**	**1,499**

* Please turn to page 38 for a complete cash flow statement.

Free cash flow is calculated by subtracting capital expenditure on property, plant and equipment from cash flows from operating activities. Free cash flow increased by €676 million to €2,226 million. In addition to the improved cash flows from operating activities, the slight reduction in capital expenditure on property, plant and equipment had an effect on this. The current level of free cash flow cannot be extrapolated for the full year since substantial investments will be made in the fourth quarter.

Net financial debt reduced to €10.8 billion despite negative currency effects and high dividend distributions

In the first three quarters of 2005, we reduced our net financial debt from €12.4 billion to €10.8 billion. This was due to the high level of free cash flow (€2.2 billion). Furthermore, we benefited from proceeds from divestments (€0.6 billion), deconsolidations (€0.3 billion) and increases in the market value of securities held under asset management. By contrast, dividend distributions added €1.0 billion to our net financial debt. Currency effects also caused debt to rise (€0.8 billion). The euro lost ground to the US dollar and Sterling as of the cut-off date. As of September 30, 2005, the key currency exchange rates were US$ 1.20/€ and £ 0.68/€, as compared to US$ 1.36/€ and £ 0.71/€ as of December 31, 2004. Financial derivatives, which we use to hedge liabilities against currency exchange and interest rate effects, had a market value of €1.9 billion as of September 30, 2005. However, derivatives are not taken into account in net financial debt.

Net financial debt € million	**09/30/05**	**12/31/04**	**+/- in %**
Cash and cash equivalents	2,200	1,526	44.2
Marketable securities	12,756	12,049	5.9
Other financial assets	2,810	1,423	97.5
Gross financial assets	**17,766**	**14,998**	**18.5**
Bonds, notes payable, bank debt and commercial papers	25,340	24,882	1.8
Other financial debt	3,271	2,501	30.8
Gross financial debt	**28,611**	**27,383**	**4.5**
Net financial debt	**10,845**	**12,385**	**-12.4**

The ratio of EBITDA to net interest, which is a key rating indicator, was 8.9 in the reporting period. We expect this ratio to be between 8 and 9 for the year as a whole.

Employee headcount slightly up net of divestments

As of September 30, 2005, the RWE Group employed 86,420 people (full time equivalent), 42,389, or nearly half of which worked outside Germany. The workforce decreased by 11,357 employees, or 12 %, vis-à-vis December 31, 2004. The single-largest effects came from the deconsolidation of RWE Umwelt (-10,408) and of RWE Solutions' peripheral activities in the RWE Energy Division (-1,407). As a result of divestments, 12,147 staff members left the Group. Net of consolidation effects, our labour force rose by 790 employees, or 0.9 %. Net of divestments, our workforce in Germany was essentially unchanged.

Workforce FTE[1]	**09/30/05**	**12/31/04**	**+/- in %**
RWE Power[2]	18,899	18,792	0.6
RWE Energy	38,061	39,861	–4.5
RWE npower	10,049	9,555	5.2
RWE Thames Water	16,218	16,051	1.0
Other	3,193	13,518[3]	-76.4
RWE Group	**86,420**	**97,777**	**-11.6**
Germany	44,031	55,407	-20.5
Outside Germany	42,389	42,370	0.0

1 Full time equivalent (1 FTE = 1 full-time position).

2 Including RWE Trading.

3 Including RWE Umwelt (10,408 FTE).

Research and development: focus on efficiency improvements and CO_2 reductions in electricity generation

We spent €25 million in capital on research and development (R&D). This was considerably less than in the prior year's corresponding period. The decline is largely due to the deconsolidation of Heidelberger Druckmaschinen last year. Our R&D projects primarily aim to innovate processes. To this end, since we mainly work with external partners in the fields of industry and research, our R&D budget often only needs to cover these activities partially.

Since efficiency enhancements and emissions reductions in fossil-fuelled power stations play an important role when ensuring a well-balanced energy mix, they are a focal point of our R&D activity. In the financial year currently underway, we made substantial progress, above all in the development of methods for drying lignite. Once the testing phase has been completed, these techniques will enable an improvement in the efficiency of new lignite power stations by some four percentage points over the current state of the art. We are investigating other ways to avoid emissions when producing electricity, running the gamut from the deployment of innovative power plant technology to the compression and underground storage of CO_2. In the fields of electricity and gas transmission and distribution, our sights are set on improved status-assessment and maintenance-scheduling methods for grids as well as procedures for the optimization of network operations. One of the main goals is to further reduce the risk of network failure, e.g. by using superconductive power limiters. This will enable us to manage short circuits much more quickly. Having successfully concluded field trials in the medium-voltage grid, we are now testing this technology in the high-voltage grid for the first time.

In the water sector, we are concentrating on reliably and efficiently supplying our customers with high-quality water and wastewater management services through the use of modern technologies. RWE Thames Water is developing methods to reduce sewage sludge production in wastewater treatment plants and is testing new techniques for maintaining and revamping water infrastructure.

Major events

In the period under review:

Sale of the remaining 30 % stake in RWE Umwelt completed

Following the divestment of 70 % of RWE Umwelt's consolidated business volume on February 25, 2005, in early October, we concluded the sale of our waste management operations in the Western, Westphalia, Hesse, Eastern and Mecklenburg-Western Pomerania regions, which had been left out of the previous transaction to comply with antitrust regulations. We had sent out an invitation to tender for these activities in May. Bids were exclusively awarded to strategic investors, who offer the companies and their staff long-term prospects and presented RWE with takeover proposals in line with the value of the businesses. The majority interests we sold in the five regions mentioned above generate combined annual revenues of approximately €530 million. Revenue earned by the minority interests we sold along with them is of a similar order.

RWE among the frontrunners in sustainable company management

RWE will continue to be listed in the world-renowned Dow Jones Sustainability Index (DJSI) in 2006. As announced at the end of September, RWE is "Industry Leader" in the new category "Multi Utilities." Fifteen companies from various countries were considered for this category. Only two of them fulfilled the criteria for inclusion. RWE is the only German utility to have been represented in the DJSI without interruption since its inception in 1999. This index group is considered one of the most important indicators of sustainable company management in the world. Funds licensed in compliance with DJSI criteria have a combined volume exceeding €3 billion.

After the period under review:

Sale of UK and US water business announced—dividend payout ratios for 2006 and 2007 to be increased on conclusion of these transactions

On November 4, we announced that we intend to sell the water operations of RWE Thames Water and American Water in the UK and North America, respectively. We decided to take this step in order to focus our core competencies primarily on Europe's convergent electricity and gas markets in the future. Moreover, there is little synergy between our North American and UK water businesses and our European energy activities. This was a major reason for our decision. By contrast, RWE Thames Water's Continental European water business will be fully integrated into RWE Energy, owing to the synergies it has with our regional energy operations. This does not apply to Spanish-based Pridesa, which we anticipate being sold with the UK water business.

The first step will entail weighing the options we have to exit the North American water sector. Alternatives include a public offering and the sale of the company to a group of long-term financial investors. As soon as we have successfully initiated the divestment of American Water, we will begin the process of selling our UK water business. Here again, our options are to sell the activity to financial investors or via the stock market. The North American and UK transactions are both subject to approval from regulators and the Supervisory Board of RWE AG. We aim to have completed both transactions in 2007.

We want RWE investors to benefit from this as well. On conclusion of the planned sale of American Water, we intend to increase the dividend payout ratio for fiscal 2006 to between 70 % and 80 % of our recurrent net income. On completion of the sale of RWE Thames Water, we expect to be able to increase the payout ratio for fiscal 2007 to between 70 % and 80 % of recurrent net income as well. Following these two exceptional increases, we will review the regular payout ratio for 2008 onwards. The 50 % target envisioned for 2006 so far is to serve as the lower limit. Moreover, we do not plan to refinance most of the liabilities that come due in 2006 and 2007. These comprise approximately €5 billion in bonds and bank loans.

By selling our water business, we want to give ourselves more room for manoeuvre for adding value to the company through external growth on Europe's converging energy markets. The prime condition for achieving this will remain adhering to our strict strategic and financial criteria.

RWE npower acquires modern gas power station in the UK

RWE npower purchased the Great Yarmouth Power power plant company from BP UK Power Holdings. Great Yarmouth Power owns a combined cycle gas turbine (CCGT) power station with an installed capacity of 420 MW on the eastern coast of England. The facility was commissioned in 2002, making it one of the most modern of its kind in the UK. It is extremely efficient, flexible and capable of providing more than 300,000 homes with electricity. Included in the acquisition of the power plant were the CO_2 emissions allowances allocated to it for the remainder of the first trading period (2005-2007) along with a 43-km-long pipeline connecting the plant to one of the UK's largest gas terminals, which is in Bacton. The purchase price amounted to some €230 million.

Harpen: sale of real estate arm planned

At the beginning of November, we announced that we would realign our subsidiary Harpen. Its renewables-based electricity generation business will be integrated into RWE Power with a view to optimizing RWE's Group structure even further. The distributed power production operations will be transferred to RWE Energy, since this company has the customer contacts required for this business. Following the spin-out of the aforementioned operations, Harpen will be a pure-play real estate firm. Since real estate is not one of the RWE Group's core businesses, we intend to sell Harpen.

RWE secures improved credit conditions

At the end of October, we extended our existing €4 billion syndicated credit line by a year at more favourable conditions. The line of credit's term to maturity remained essentially unchanged. The term is 364 days for €2 billion. The other €2 billion have a term of five years (plus the option to extend the credit line by a year). This line of credit is used as a liquidity reserve for our US$ 5 billion commercial paper programme, among other things.

Outlook for 2005

Economic development and energy consumption on RWE's core markets

The world economy is still expanding considerably, despite the high level of oil prices, albeit with less momentum than in 2004. A major slowdown does not seem likely at present. According to the forecast published by Germany's six leading economic research institutes, real global economic growth will amount to 3 % in 2005. The Eurozone's 1.3 % rate of expansion is clearly below the world average. Economic growth is especially slow in Germany. Research institutes now expect that price-adjusted GDP will increase by a mere 0.8 % averaged for the year. Prognoses have the UK economy expanding by 1.9 % despite the considerable slowdown. Our Central Eastern European core markets will continue to post above-average growth compared with the rest of Europe. Research institutes have the US economy remaining robust as well, expanding by an estimated 3.6 %.

The European economy's loss in momentum is likely to cause a slowdown in the growth of electricity and gas consumption. In contrast, no exceptional weather effects are foreseeable following the summer and autumn, which have been mild so far. We expect German and UK energy consumption to record a slight rise, at best. Demand for energy in Central Eastern Europe will increase slightly more. This growth will be driven by the expansion of industrial output, which continues to be above the Western European average.

High fuel costs and emissions trading characterize electricity price trend

We anticipate that fuel prices will stay high in the next few months. In light of the rapidly mounting need for fuel in newly industrializing countries and persistently scarce oil production and refining capacities, it is unlikely that the situation on the oil market will ease up sustainably. This would cause the gas price boom to persist since gas prices track oil prices with a lag of about six months. Only hard coal prices display a clear downward trend following the record posted in north-western Europe in mid-2004 of €75 per metric tonne of hard coal units (HCU). In the first ten months of 2005, hard coal traded at an average of €59/mt HCU. In October, the price of a metric tonne of HCU was €53. Therefore, the average price recorded for 2005 as a whole will fall significantly shy of the €67 achieved in 2004. Drivers are the decline in demand in China and lower sea freight rates. But prices set by the German Federal Office for Economic and Export Control (BAFA) for coal in Germany are likely to exceed the 2004 average of €55. This is due to the fact that they lag spot prices by several months.

The commencement of the CO_2 emissions trading system adds a significant cost factor to the power generation business. A metric tonne of CO_2 traded for an average of €17.50 on the European Energy Exchange (EEX) from January to October. Following a significant rise to nearly €30 in the middle of the year, certificate prices have come to settle around €20–24. We do not expect them to fall considerably below this level in the short term.

Power production costs are thus expected to rise above last year's level, which was already high. This is also evidenced by the price trend on Europe's wholesale markets. During the fiscal year, electricity prices rose predominantly as a result of the CO_2 emissions trading scheme. In the middle of November, one-year forward prices in Germany achieved a record high of more than €47 per megawatt of base-

load power. In the UK, the price of a one-year forward peaked at £57 in the summer. At £44–47, they are lower at present, but still significantly higher year-on-year. It is currently unlikely that prices on Europe's electricity markets will continue to decline, in part because power plant capacity is becoming scarcer.

Slight decline in Group revenue due to divestments
Group revenue is expected to drop slightly below the €42.1 billion achieved in 2004. We anticipate revenue in the order of €41 billion. The decline is principally due to the deconsolidation of RWE Umwelt, Heidelberger Druckmaschinen, Turbogas/Portugen and of the peripheral activities of RWE Solutions. In addition, revenue was eliminated as a result of the change in the balance sheet treatment of parts of our water business. The aforementioned effects will reduce revenue by a total of approximately €4 billion. Net of this impact as well as currency effects, revenue is expected to post a single-digit percent rise. We anticipate organic growth coming primarily from our Continental European electricity and gas sales operations.

These and the following prognoses are based on assumed exchange rates for 2005 of US$1.25/€ and £0.70/€. We had originally used an exchange rate of US$1.30/€ as a basis. The adjustment to the current foreign exchange trend only has a marginal effect on our forecasted figures.

Positive earnings trend expected to continue
We largely confirm the earnings forecast we published in August and believe we stand a good chance of increasing the Group's operating result. Excluding the aforementioned one-off and currency effects, we expect to grow our operating result by a single digit percentage. The increase in energy prices in Continental Europe and higher tariffs in the regulated UK and US water businesses are expected to be the main drivers. In addition, we plan to cut costs by €210 million within the scope of our two ongoing programmes. Conversely, higher fuel prices, power plant maintenance and a shortfall of CO_2 allowances will probably dampen earnings.

We anticipate that EBITDA excluding one-off and currency effects will close the fiscal year on par with the last one. The deviation from the development of the operating result is in part due to the fact that we expect depreciation to decrease and income from investments to increase. Neither of these figures are included in EBITDA.

Our forecast for the operating result by division:

We expect **RWE Power** to close the fiscal year with an improvement in its operating result over last year (€1,846 million). This prognosis is based on RWE Power including RWE Trading for both 2004 and 2005. We expect this business to grow its operating result by at least 10%. The Power Generation Business Unit (including RWE Trading and Harpen) is anticipated to increase its operating result by about 10% excluding the effect of the deconsolidation of Turbogas/Portugen. This will reflect the increase in wholesale prices. We have sold forward nearly our entire electricity output for 2005. A counteractive effect will arise from higher hard coal prices, which should result in an additional cost in excess of €150 million. The comprehensive maintenance and servicing of our power plants will add to costs. Downtime for maintenance at Block B of the Biblis power plant will last much longer than

expected. We anticipate RWE Trading improving the operating result from its trading business in the UK. We improved the forecast for our RWE Dea Business Unit substantially. We expect this subsidiary to grow its operating result by 25–30 %. Persistently high oil prices are expected to more than offset negative factors such as the decline in production volume as well as higher exploration and production costs. However, we will not be able to fully capitalize on this due to the oil price hedges we have concluded.

We expect **RWE Energy** to close the fiscal year with an improvement in its operating result over last year (€2,192 million). We anticipate single-digit percent growth. Savings and synergies within the framework of the Group's reorganization will have a positive impact on our earnings situation. We expect a moderate improvement in margins in the Continental European energy business. We do not anticipate the regulation of the German electricity and gas markets to have a significant adverse effect this year. The amendment to the German Renewable Energy Act will have a negative impact. It will cause a rise in expenses incurred by RWE Energy for the short-term provision of electricity to offset fluctuations in power fed into the public grid from wind farms.

We anticipate **RWE npower's** operating result closing the fiscal year markedly down on the last one (€604 million). Our present forecast has this division recording a decline of 30–35 %. The weak earnings trend is mainly attributable to the generation business. It has to cope with substantial additional costs resulting from the increase in fuel prices as well as the insufficient allocation of CO_2 emissions allowances. It is able to benefit from higher wholesale electricity prices to a limited extent, as RWE npower has sold forward part of its current electricity output at much lower market prices in the past few years. We are confident of being able to continue improving the earnings situation of our sales operations. Positive effects will also be felt from the expansion of our renewables-based electricity generation. Although RWE npower continues to be adversely affected by the shortfall of CO_2 emissions allowances, its earnings situation is expected to post a marked improvement in 2007.

Net of one-off and currency effects, **RWE Thames Water** is expected to record a single-digit percent gain in its operating result, compared with fiscal 2004 (€1,389 million). The key factor will be tariff increases in the UK, which we were allowed to introduce from the beginning of the new five-year regulatory period on April 1, 2005. Furthermore, we will benefit from cost reductions. This will be contrasted by additional costs incurred for the maintenance of the Greater London infrastructure, among other things. We anticipate American Water lifting its operating result via tariff increases and efficiency improvements.

Net income expected to post single-digit growth

We expect the Group to post a single-digit percent rise in net income. Our non-operating result is likely to fall significantly shy of last year's figure (€444 million). This prognosis is based on the assumption that capital gains will decrease considerably. Furthermore, the adjustment of nuclear provisions is anticipated to produce far less income, which we expect will be in the order of €300 million as compared to €717 million in 2004.

The revaluation of RWE Trading's long-term gas purchasing agreements in connection with the IAS 39 accounting standard mentioned previously will have a very negative effect. We expect our financial result to record a further improvement. This will reflect the drop in debt as well as the rise in income from asset management. Furthermore, the absence of one-off charges in connection with the bond buybacks implemented in 2004 should have a positive effect. Moreover, long-term provisions and their associated interest cost will decline. Our effective tax rate will be much lower than last year (39 %).

Rise in capital expenditure on property, plant and equipment planned

Despite deconsolidations, we will increase capital expenditure on property, plant and equipment to up to €4 billion this financial year. This will be predominantly driven by measures to modernize our power plant portfolio in Germany and the UK. No major acquisitions are planned for this year.

Net financial debt and financing

By the end of 2005, net financial debt is anticipated to have fallen below last year's level (€12.4 billion), but to exceed its present level (€10.8 billion) slightly. The decline vis-à-vis fiscal 2004 will be predominantly due to the positive development of free cash flow, deconsolidations and proceeds from divestments.

We use various instruments to secure the Group's future financing. Centre stage is taken by our €20 billion debt issuance programme as well as our US$ 5 billion commercial paper programme. One of the instruments used as a liquidity reserve is our €4 billion syndicated credit line. We continue to make use of local credit and capital markets to cover our foreign subsidiaries' financing needs and comply with regulatory requirements. Here we benefit from the high credit ratings we receive from leading rating agencies. We redeemed €1.0 billion in bonds in the first three quarters of the year. Another €0.2 billion in bonds will come due before the end of the year.

Expenditure on research and development net of consolidations to match last year's level

Spending on research and development will fall shy of the level achieved in 2004 (€114 million), which included the Heidelberg Group's figures until May. Net of this effect, capital expenditure in this area will roughly match last year's level. Since, in line with the investment cycles typical of our branch of industry, major projects are very long-term in nature, there will not be a change in key developments this year (see page 13). Our R&D activities currently focus on improving efficiency and reducing emissions in our power generation business.

Employee headcount down due to divestments

The deconsolidation of RWE Umwelt has caused the RWE Group's workforce to decrease considerably since the beginning of the year. We expect our labour force (86,420 employees as of September 30) to remain virtually unchanged until the end of the year.

Risk management

Our operations are exposed to a number of risks that are inseparably associated with entrepreneurial activity. We record, assess, control and monitor risks via our Group-wide risk management system. At the same time, existing opportunities are monitored within the scope of our planning and controlling process with a view to identifying and taking advantage of resulting earnings potential.

Risks are evaluated according to their damage potential and probability of occurrence and aggregated at the divisional, business unit and Group levels. Here, a risk's damage potential is defined against reference variables, i.e. the operating result and equity of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned.

The following is an overview of major risks and opportunities:

Changes in the price of commodities: Results achieved by our electricity business are significantly influenced by the development of market prices of electricity and fossil fuels, i.e., hard coal and gas, as well as of CO_2 certificates. This can result in earnings risks and profit opportunities. We determine ensuing price risks on purchasing and sales markets using special evaluation models, while taking current forward prices and expected price volatility into account. We also use financial derivatives to mitigate risks associated with sales and procurement. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price are minimized through the strategic use of derivative hedges as well as the reduction of production and development costs.

Our electricity and gas businesses face the price and sales risks as well as marketing opportunities resulting from the **deregulation of electricity and gas markets**. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with rigorous measures to cut costs.

Our **trading activities** are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets by hedging future prices of energy sources. This leads to risks from major unexpected price fluctuations as well as credit risks in the event that trading partners fail to fulfil their contractual obligations. We manage these risks via a systematic risk management system that determines specific risk benchmarks for market and credit risks on a daily basis.

Regulatory risks: Exposure to the constant change in the political, legal and social environment can be expected to have an impact on earnings. Tangible earnings risks will start to arise in the grid business in 2006 due to the regulation of the electricity and gas sectors in Germany following the entry into force of the German Energy Act on July 13, 2005. We aim to largely offset the negative impact of the German Energy Act on fiscal 2006 by taking further measures to reduce costs and improve efficiency throughout the RWE Energy Division.

Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a considerable risk due to the introduction of the EU-wide **CO_2 emissions trading system**. Risks can arise from changes made to the allocation rules and emissions budgets for the second trading period (2008–2012) by the legislator. We will continue to reduce specific CO_2 emissions and make our overall portfolio more flexible by investing in power plants in the future.

Operating risks: We operate technologically complex and interconnected production plants along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible downtimes caused by the aging of components in our power stations will increase. Related earnings risks have risen in light of the increase in electricity prices. We address them through high safety standards as well as regular audits, maintenance and repair work.

Legal risks: Based on risks associated with official approvals for our opencast mines and power plants, reductions in the delivery of raw materials and the generation of electricity could arise. This risk will be prevented as much as possible through the careful preparation and monitoring of our applications for approval.

Changes in prices in the finance sector: Within the scope of our operations, we are also exposed to interest-rate, currency, credit and share-price fluctuation risks. Due to the Group's international presence, currency risk management is very important. The British pound and the US dollar are our major foreign currencies, because RWE conducts sizeable operations in these economic regions and fuel prices are quoted in these currencies. Group companies in foreign currency zones are generally obliged to hedge all local currency risks via the Group's holding company, RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Interest rate management is also ascribed significant importance. We limit interest rate fluctuations from the Group's accounts receivable and payable. Negative changes in value caused by unexpected interest-rate movements are hedged with non-derivative and derivative financial transactions.

We mitigate **credit risks** by performing transactions within set limits only with banks and business partners of good credit standing and through appropriate cash collateral. In addition, credit insurance policies and bank guarantees are concluded to further limit credit risk.

We have included additional information on our risk management system in our 2004 annual report.

Forward-looking statements

This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

RWE Power

- Operating result net of one-off effects posts strong growth
- Electricity market still characterized by high fuel costs and CO_2 prices

Development of wholesale electricity spot prices in Germany
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Development of one year forward wholesale electricity prices in Germany
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Electricity prices on Europe's wholesale markets rose considerably over the course of the year. On average, they were clearly higher in the first three quarters than in the same period in 2004. Base-load power prices were up 47 % to €41.3/MWh in short-term spot trading on the European Energy Exchange (EEX). Peak-load power in the same category rose 46 % in price to an average of €54.4/MWh. Drivers here were the increase in fuel costs and—above all—CO_2 emissions trading. Prices rose on the futures market as well, albeit not as much as on the spot market. In the first three quarters of 2005, supply agreements for 2006 traded base-load power at an average of €39.2/MWh. This was 18 % over comparable contracts in the same period last year. Peak-load power gained in price by 7 % to €53.2/MWh. Emissions trading was the decisive factor here as well.

Prices for CO_2 certificates for the first allocation period (2005-2007) advanced considerably in the first half of the year. After starting at €7-8 in January, they posted record highs of nearly €30 per metric tonne of CO_2 in early July. Subsequently, prices slipped marginally. They are currently between €20 and €24. The increase in the price of emissions certificates is partially due to the steep climb in gas prices in the UK, triggering a shift in the electricity generation sector to hard coal, which produces higher emissions. The dry spell in the spring in Spain resulted in a similar effect, since this curtailed the CO_2-free production of electricity in hydroelectric power stations in favour of power stations running on fossil fuels. Market participants thus expected CO_2 certificates to become increasingly scarce. In addition, they saw their fears confirmed by the EU's restraint in approving the UK, Polish and Czech allocation plans.

The current electricity price trend will not have an impact on RWE Power's operating result until 2006, since we sell forward nearly all the electricity we produce one or several years in advance on the German futures market. Forward contracts concluded in the last few years for 2005 are of decisive importance for our current earnings situation. These prices also displayed a strong upward trend, albeit at a much lower level (see chart on page 22).

Due to the influence it has on the gas market, the **price trend on the world crude oil market** also caused electricity prices to increase. Crude oil has become much more expensive in 2005. In August, a barrel of Brent crude fetched record prices exceeding US$ 67. Brent traded at an average of US$ 54 in the first three quarters of 2005. This is a 48 % increase over the corresponding period in 2004 and more than twice as much as the last ten-year average. The substantial price increase is principally due to the considerable rise in demand in China, India and the US on the back of scarcity of available production capacity in oil-producing countries. Furthermore, two hurricanes in the Gulf of Mexico resulted in major production and refining stoppage in the summer.

In Europe, **gas prices** largely track oil prices with a lag of six months via clauses included in supply agreements that are typical of this sector. In euro terms, the average price fetched by RWE Dea in the first three quarters of 2005 was 25 % higher year-on-year. In the period under review, this increase was dampened by the slightly weaker US dollar.

RWE Power[1]		Jan–Sep 2005	Jan–Sep 2004	+/– in %	Jan–Dec 2004
Electricity production[2]	billion kWh	136.5	145.4	-6.1	202.6
External electricity sales volume	billion kWh	69.7	70.0	-0.4	99.4
RWE Trading	billion kWh	59.6	57.7	3.3	79.8
External revenue	€ million	4,895	4,573	7.0	6,741
RWE Trading	€ million	2,748	2,427	13.2	3,822
EBITDA	€ million	2,145	1,880	14.1	2,571
Operating result	€ million	1,676	1,351	24.1	1,846
Capital expenditure	€ million	558	443	26.0	681
Property, plant and equipment	€ million	558	437	27.7	666
Financial assets	€ million	0	6	-100.0	15
		09/30/05	**12/31/04**	**+/– in %**	
Workforce	FTE[3]	18,899	18,792	0.6	

1 Including RWE Trading.

2 Including electricity from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements.

3 Full time equivalent (1 FTE = 1 full-time position).

In the first nine months of 2005, RWE Power's **electricity production** amounted to 136.5 billion kWh. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. Generation was down 6 % compared with the first three quarters of 2004. This was in part due to the deconsolidation of our Portuguese power plant company Turbogas, as well as the fact that we produced less energy from hard coal compared with last year, owing to high CO_2 costs. As explained earlier, figures reported for RWE Power have included RWE Trading figures since January 1, 2005. These two units combined for an external **electricity sales volume** of 69.7 billion kWh, of which 59.6 billion kWh are attributable to RWE Trading. The sales volume produced by RWE Trading was achieved largely from the sale of in-house production on the wholesale market. They do not include sales from trading with purchased electricity.

RWE Dea's **gas production** totalled 1.581 million m^3. It was 2 % down year-on-year. **Oil production** was down 21 % to 3.4 million m^3. A Norwegian North Sea oil rig experienced production stoppage in November 2004 and was only gradually able to begin production again. Furthermore, we reduced our share in the production of a joint venture in Kazakhstan, as planned. In addition, we recorded declines in production as existing reserves were consumed.

RWE Power generated €4,895 million in external **revenue**, surpassing the year-earlier figure by 7 %. The Power Generation Business Unit (including RWE Trading and Harpen) increased external revenue by 4 %. Electricity revenue rose above all at RWE Trading. The deconsolidation of Turbogas/Portugen had a counteractive effect. The RWE Dea Business Unit grew revenue by 21 % despite a decline in production. This rise was driven by price increases on the oil and gas markets. However, their impact on revenue was somewhat buffered by changes in currency exchange rates.

RWE Power improved its earnings situation considerably. **EBITDA** recorded by this division was up 14 % to €2,145 million. The **operating result** posted even stronger growth, rising 24 % to €1,676 million. The difference in growth was a result of lower depreciation and improved income from investments. Neither of these items is included in EBITDA. The increase in the operating result is primarily due to higher income from the UK trading business, the rise in wholesale electricity prices, and price-driven improvements of RWE Dea's margins. It cannot, however, be extrapolated for the full year. This is because trading results usually fluctuate considerably and we will face charges from power plant maintenance and servicing carried out in the fourth quarter.

RWE Power Business Units January–September €million	**Total revenue**		**External revenue**		**EBITDA**		**Operating result**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Power Generation*	9,303	7,858	3,778	3,650	1,715	1,454	1,364	1,070
RWE Dea	1,019	893	1,117	923	430	426	312	281
RWE Power	**10,322**	**8,751**	**4,895**	**4,573**	**2,145**	**1,880**	**1,676**	**1,351**

* Including RWE Trading and Harpen.

The following is a breakdown of the operating result by business unit:

- **Power Generation (including RWE Trading and Harpen)**: The operating result recorded by this reporting unit improved by 27 %. Our trading activities closed the period under review markedly up year-on-year. The UK trading business displayed a very pleasing development, making a substantial contribution to the increase in RWE Power's operating result. In the power generation business, we benefited from the price trend on the wholesale market. However, we faced charges from the rise in fuel prices (–€180 million) and the higher cost of maintenance (–€100 million). In addition, the deconsolidation of Turbogas/Portugen subtracted €36 million from the operating result.

- **RWE Dea** improved its operating result by 11 %. The organic earnings trend was marked by the price boom on the oil and gas markets, although RWE Dea was unable to fully benefit from this due to its oil price hedges. The decrease in production and increase in production costs had a negative impact on earnings.

RWE Energy

- Operating result up 8 %
- Further organic improvements in the regional business

RWE Energy		Jan–Sep 2005	Jan–Sep 2004	+/– in %	Jan–Dec 2004
External electricity sales volume	billion kWh	112.0	113.4	-1.2	156.4
External gas sales volume	billion kWh	199.8	205.7	-2.9	291.8
External revenue	€ million	17,170	15,571	10.3	22,450
Electricity[1]	€ million	10,274	9,071	13.3	12,975
Gas	€ million	5,028	4,235	18.7	6,210
EBITDA	€ million	2,346	2,207	6.3	2,927
Operating result	€ million	1,871	1,739	7.6	2,192
Capital expenditure	€ million	661	555	19.1	1,024
Property, plant and equipment	€ million	566	508	11.4	947
Financial assets	€ million	95	47	102.1	77
		09/30/05	**12/31/04**	**+/– in %**	
Workforce	FTE[2]	38,061	39,861	-4.5	

1 Including €681 million in direct electricity taxes (Q1–3 2004: €692 million; fiscal 2004: €947 million).

2 Full time equivalent (1 FTE = 1 full-time position).

Power consumption in Germany in the first three quarters of 2005 was an estimated 1.5 % higher than in the corresponding period last year. This was due to the slight revitalization of industrial output. In contrast, consumption of electricity for heating was dampened because temperatures were slightly higher than in the same period last year. Cyclical influences stimulated consumption in our Central Eastern European markets, whereas the mild weather had a counteracting effect. Demand for electricity was up 1 % in Hungary and Slovakia. In Poland, it was roughly on par with the year-earlier level.

Natural gas consumption in Germany was up nearly 1 %, despite the warmer weather. Increased industrial consumption triggered by the economic trend was the driving factor here as well. In the Czech Republic, which is RWE Energy's largest gas market alongside Germany, gas usage was down about 2 % year-on-year. Due to high gas prices, numerous companies and households curtailed consumption or opted for an alternative fuel. Less gas was used by power plants as well.

The **electricity price** trend in the end customer and distributor segments reflected the rise in wholesale prices. Utilities lifted tariffs across customer segments owing to the significant rise in power procurement costs. Households and small commercial enterprises saw prices increase by 4 % on average, with prices paid by industrial operations and distributors gaining 5 % and 10 %, respectively. The share of the total price accounted for by power procurement costs is especially high in the distributor segment. Price increases in our Central Eastern European markets were of a similar order. In Hungary, electricity tariffs are decided upon by a state authority. They advanced by up to 9 % for small end customers and by more than 10 % for large industrial enterprises and distributors. End customer electricity prices rose by approximately 5 % in Slovakia and by more than 4 % in Poland.

Cross-border prices for natural gas track oil prices. On average, they were up some 30 % year-on-year. This also had an impact on the German end customer business. Private households saw prices advance by an average of 9 %, while industrial customers experienced a 14 % rise. An independent regulator is in charge of determining gas prices in the Czech Republic. The regulatory authority largely looks to prices quoted on the world's oil markets and major exchange rates when setting prices. The price level on the Czech gas market was about 10 % higher compared with the corresponding period in 2004.

RWE Energy's **electricity sales** to outside customers totalled 112.0 billion kWh. This was slightly less than a year ago. In line with our margin-oriented sales policy, we lost industrial and distributor customers. We were unable to extend all of the expired contracts. Some customers, whose consumption we used to cover completely, now purchase some of the electricity they use from other utilities. On the other hand, we made slight gains in the household and corporate customer segments. There was an increase in the amount of energy from renewables fed into our grid in accordance with the German Renewable Energy Act. A change in the statement of these amounts in our electricity statistics also added to the sales volume. Electricity sales volumes at our sales companies outside Germany showed a generally stable development. Declines in sales in Hungary caused by deregulation were contrasted by a rise in sales in our high-growth Warsaw sales area.

Gas sales earned by RWE Energy amounted to 199.8 billion kWh, failing to match the year-earlier level. We lost distributor and industrial customers in Germany. Gas sales in the Czech Republic were also down year-on-year. As mentioned earlier, Czech gas prices caused customers to make more thrifty use of gas or switch to an alternative fuel. In contrast, we grew our business in the Dutch gas market by acquiring new customers.

External revenue was up 10 % to €17.2 billion. Electricity revenue rose 13 %, primarily since cost increases were passed through to sales prices. Regulatory price adjustments were made in Hungary. Gas revenue improved by 19 %. This was also largely due to price increases. In common with the electricity market, we passed cost increases on to our customers as prices set in our gas purchasing and supply agreements are linked to oil prices. Our Czech tariff increases received regulatory approval. In addition, there was a currency effect from the rise of the Czech koruna. Revenue generated by RWE Solutions was down considerably due to the sale of the transformer, power conditioning and mechatronics units as well as of other peripheral activities.

RWE Energy Business Units January–September	**External revenue**		**EBITDA**		**Operating result**	
€million	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
German regions	10,539	9,392	1,444	1,362	1,199	1,120
Northern	2,768	2,339	305	283	270	240
Central	3,768	3,428	472	456	430	429
Eastern	2,147	1,960	353	336	239	219
Western	305	280	42	44	47	48
Southwestern	993	905	168	165	135	131
Southern	558	480	104	78	78	53
International regions	2,770	2,344	341	321	260	242
RWE Solutions	1,274	2,168	42	71	18	33
Electricity and Gas Transmission*	2,449	1,326	493	530	373	429
Other/consolidation*	138	341	26	-77	21	-85
RWE Energy	**17,170**	**15,571**	**2,346**	**2,207**	**1,871**	**1,739**

* Year-earlier figures adjusted, largely due to the retroactive reassignment of gas activities within RWE Energy.

RWE Energy's **EBITDA** was up 6 % to €2,346 million, and the **operating result** advanced 8 % to €1,871 million. This was mainly due to tariff adjustments and cost reductions in the electricity and gas businesses as well as positive currency effects. The following is a breakdown of the operating result by business unit:

- **German regions**: Our German regional companies increased their operating result by 7 %. They benefited from cost cutting and efficiency enhancements. Another contributing factor was our margin-oriented sales policy.

- **International regions**: Our Continental European sales activities outside Germany also closed the period up 7 % year-on-year. This was principally a result of cost reductions, price-induced margin improvements in the regulated Czech gas business, and positive currency effects.

- **RWE Solutions**: This unit's operating result dropped by €15 million to €18 million. This reflects the adverse effect of the final invoicing for an industrial engineering project. Furthermore, the operating result for the same period last year benefited from the sale of real estate.

- **Electricity and Gas Transmission**: This business unit oversees our entire German extra high-voltage power grid business, our German gas transmission grid, and Czech-based RWE Transgas' gas transmission and trading operations. The operating result generated by these activities declined by 13 %. Unlike the Czech regional companies, RWE Transgas was faced with smaller margins because of regulatory conditions. In addition, in Germany, there was a rise in expenses incurred for balancing power to compensate for short-term fluctuations in the amount of wind energy fed into the grid.

RWE npower

- Operating result down 26 % year-on-year
- Shortfall of CO_2 emissions allowances continues to depress earnings

Development of wholesale electricity spot prices in the UK
£ per MWh



Peak load
Base load
60
50
40
30
20
10
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

Development of one year forward wholesale electricity prices in the UK
£ per MWh



Peak load
Base load
70
60
50
40
30
20
10
Forward for delivery in 2004
Forward for delivery in 2005
Forward for delivery in 2006
Jan
Year traded: 2003
Dec
Jan
Year traded: 2004
Dec
Jan
Year traded: 2005
Dec

UK electricity consumption was up about 1 % in the first three quarters of 2005. The economic trend and major weather effects contributed to the rise. The mild weather at the beginning of the year dampened demand. This was more than offset by the cooler weather in the spring and summer. In consequence, demand for electricity for heating rose overall compared with the same period last year. In contrast, **gas consumption** slipped somewhat, despite the slightly positive cyclical effects and the cooler weather. Drivers behind this development were the price-induced decline in gas used to generate electricity.

Prices on the **UK energy market** rose considerably. However, the strong upward trend witnessed in the first half of the year did not continue in the third quarter. Electricity wholesale prices were substantially higher during the entire reporting period than in the first nine months of 2004. Spot prices for base-load power and peak-load power averaged for the first three quarters were up by 54 % and 49 %. The situation on the forward markets was similar. Averaged for the first nine months of 2005, one-year forwards for 2006 traded at £ 40.77 (€ 59.52) per megawatt hour of base-load electricity and at £ 47.97 (€ 70.03) per megawatt hour of peak-load electricity. They were up by 51 % and 49 % over comparable contracts in the same period last year, respectively, and were thus considerably higher than on other European electricity markets. This is principally due to the high level of gas prices in the UK. Gas-fired power stations have a much larger influence on the formation of electricity prices in the UK than in most Continental European markets. In addition to the direct impact, the rise in the price of this source of energy had an indirect effect on the development of UK electricity prices: the high gas prices caused UK utilities to step up the use of hard coal power plants, for which they need a larger number of CO_2 certificates. This was a major driver of prices in the trading of emissions, which, in turn, was reflected in the price of electricity.

Average UK gas spot prices in the first nine months of 2005 were some 32 % up year-on-year. Here again, the steep climb is largely due to the price increase in the first half of 2005. This was in part triggered by the fact that market participants feared that supply bottlenecks might occur. Moreover, UK gas prices are increasingly influenced by the fact that they are linked to oil prices—which is common practice on the European Continent—because of the country's mounting dependence on imports.

The price trend on the UK wholesale market was also reflected in the **end consumer business**. All the major energy supply companies lifted their tariffs over the course of last year. Prices charged for electricity to households and small commercial enterprises climbed by more than 10 % over last year's corresponding period. Gas prices rose by approximately 15 %. Adjustments for industrial customers were even more substantial, resulting in increases of about 25 % and more than 30 % for electricity and gas, respectively.

RWE npower		Jan–Sep 2005	Jan–Sep 2004	+/- in %	Jan–Dec 2004
Electricity production	billion kWh	24.3	22.4	8.5	32.5
External electricity sales volume	billion kWh	38.8	43.3	-10.4	59.5
External gas sales volume	billion kWh	31.9	33.2	-3.9	48.6
External revenue	€ million	4,262	4,021	6.0	5,605
Electricity	€ million	3,165	2,999	5.5	4,154
Gas	€ million	800	730	9.6	1,096
EBITDA	€ million	389	489	-20.4	698
Operating result	€ million	303	412	-26.5	604
Capital expenditure	€ million	127	110	15.5	166
Property, plant and equipment	€ million	126	110	14.5	150
Financial assets	€ million	1	-	-	16
		09/30/05	**12/31/04**	**+/- in %**	
Workforce	FTE*	10,049	9,555	5.2	

* Full time equivalent (1 FTE = 1 full-time position).

In the first three quarters of 2005, RWE npower's **electricity production** amounted to 24.3 billion kWh. We thus eclipsed last year's figure by 8 %. This was because usage of our UK hard coal power plants was stepped up in light of the improved generation margins. The **electricity sales volume** dropped by 10 % to 38.8 billion kWh, with the **gas sales volume** decreasing by 4 % to 31.9 billion kWh. In line with our margin-oriented sales policy, we focus on supply agreements with attractive margins. As a result, electricity and gas sales to industrial and corporate customers decreased by some 3 billion kWh and 2 billion kWh, respectively. In the private customer segment, we achieved a slight increase in figures for both products, enabling us to post marginal growth in sales. At present, RWE npower accounts for 15 % of the electricity and 9 % of the gas supplied to the UK household customer segment. RWE npower has shares of 16 % and 5 % of the electricity and gas markets in the industrial and corporate customer segment.

RWE npower grew **external revenue** by 6 % to €4,262 million. This was due to sales price increases for electricity and gas, which took effect in 2004. This enabled us to pass through additional fuel costs to our end customers. The aforementioned declines in sales to industrial enterprises and negative currency effects had a counteracting impact. Net of currency effects, RWE npower grew revenue by 8 %.

EBITDA generated by RWE npower amounted to €389 million. This was 20 % less than in the first nine months of last year. The **operating result** declined by 26 % to €303 million. This decrease stems exclusively from the power generation business. We felt the impact of the shortfall of CO_2 emissions allowances (about € 100 million) and higher fuel costs. The rise in wholesale electricity prices was unable to offset this, since we had already sold forward part of this year's electricity production at markedly lower prices in previous years. RWE npower made progress in the supply business owing to necessary tariff increases for electricity and gas implemented last year.

RWE Thames Water

- Operating result net of one-off effects up 9 % year-on-year
- UK water business: substantial gain due to tariff increases as of April 1, 2005

RWE Thames Water		Jan–Sep 2005	Jan–Sep 2004	+/- in %	Jan–Dec 2004
External revenue	€ million	3,023	3,016	0.2	4,065
EBITDA	€ million	1,479	1,434	3.1	1,979
Operating result	€ million	1,017	991	2.6	1,389
Capital expenditure	€ million	913	1,059	-13.8	1,531
Property, plant and equipment	€ million	896	1,026	-12.7	1,465
Financial assets	€ million	17	33	-48.5	66
		09/30/05	**12/31/04**	**+/- in %**	
Workforce	FTE*	16,218	16,051	1.0	

* Full time equivalent (1 FTE = 1 full-time position).

The **regulated water and wastewater services market** is generally very stable. It is hardly affected by cyclical factors in RWE's core regions, i.e. Europe and North America. However, demand may fluctuate due to the weather. Water consumption in large parts of the USA has been up on the low level recorded in the first nine months of 2004. The key driver of growth in the water business is the need for investment in the infrastructure, which is financed through tariff increases approved by regulators. The UK's new five-year regulatory period started on April 1, 2005. Based on the framework conditions under which RWE Thames Water operates, an investment of £ 3.1 billion, or € 4.4 billion, must be made to improve the quality, security and environmental friendliness of the water supply system. The investment figure quoted by the regulator is in 2002/2003 money terms, and must be adjusted by annual inflation. To compensate for necessary investments, tariff increases of 22 % (plus annual inflation) will be implemented over the entire regulatory period. The bulk of the tariff increases, i.e. nearly 15 % (18 % including annual inflation) came into effect at the beginning of the new regulatory period.

At €3,023 million, **external revenue** generated by RWE Thames Water was on par year-on-year. The division added to its revenue primarily by way of the aforementioned tariff increases as of April 1, 2005 in the regulated UK business. This enabled us to compensate for three revenue-decreasing one-off effects:

- At the beginning of this year, there was a change in accounting for major parts of our water business outside RWE's core regions to "Assets/liabilities held for sale" (-€90 million). These activities are no longer included in the figures reported for revenue, EBITDA or the operating result.

- Currency effects reduced revenue by €71 million.

- The sale of non-core activities shed €36 million in revenue.

EBITDA advanced 3% to €1,479 million. The **operating result** amounted to €1,017 million—up 3% on the first three quarters of 2004. Burdens arose from the aforementioned accounting, currency and consolidation effects. Net of these effects, the operating result improved by 9%. RWE Thames Water benefited above all from the increase in tariffs in the regulated UK business. This enabled the company to more than offset the rise in the cost of maintaining the Greater London water infrastructure. American Water grew its operating result by 6%. In dollar terms and excluding consolidation effects, the US water utility increased its operating result by 9%. The main reasons for this were tariff increases in the regulated business and efficiency improvements.

RWE Thames Water Business Units January-September €million	**External revenue**		**EBITDA**		**Operating result**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Regulated UK business	1,404	1,271	787	709	477	427
North America	1,272	1,295	557	535	373	352
Other markets	347	450	135	190	167	212
RWE Thames Water	**3,023**	**3,016**	**1,479**	**1,434**	**1,017**	**991**

Consolidated Income Statement of the RWE Group

€million	Jul-Sep 2005	Jul-Sep 2004	Jan-Sep 2005	Jan-Sep 2004
Revenue	**8,682**	**8,836**	**29,409**	**29,949**
Natural gas tax/electricity tax	-261	-218	-932	-781
Revenue (without natural gas tax/electricity tax)	**8,421**	**8,618**	**28,477**	**29,168**
Changes in finished goods and work in progress/other own work capitalized	43	120	279	300
Cost of materials	-4,531	-4,755	-16,641	-15,926
Staff costs	-1,371	-1,360	-3,965	-4,613
Depreciation, amortization, and impairment losses	-779	-1,038	-2,170	-2,593
Other operating result	-835	-676	-1,937	-2,242
Income from operating activities	**948**	**909**	**4,043**	**4,094**
Income from investments accounted for using the equity method	76	63	272	213
Other income from investments	78	107	235	453
Financial result	-538	-649	-1,532	-1,930
Income before tax	**564**	**430**	**3,018**	**2,830**
Taxes on income	-230	-126	-1,071	-992
Income after tax	**334**	**304**	**1,947**	**1,838**
Thereof:				
Income attributable to minority interest	64	50	250	227
Net income/income attributable to RWE AG shareholders	**270**	**254**	**1,697**	**1,611**
Undiluted and diluted earnings per common and preferred share (€)	**0.48**	**0.45**	**3.02**	**2.86**

Consolidated Balance Sheet of the RWE Group

Assets € million	09/30/05	12/31/04
Non-current assets		
Intangible assets	18,007	17,718
Property, plant and equipment	34,992	34,518
Investment property	436	507
Investments accounted for using the equity method	2,217	2,665
Other financial assets	1,902	1,939
Other receivables and other assets	8,125	4,816
Deferred taxes	2,900	3,243
	68,579	**65,406**
Current assets		
Inventories	2,530	2,043
Trade accounts receivable	6,180	7,419
Other receivables and other assets	10,813	5,963
Marketable securities	11,719	11,013
Cash and cash equivalents	2,200	1,526
Assets held for sale	1,468	-
	34,910	**27,964**
	103,489	**93,370**

Equity and Liabilities € million	09/30/05	12/31/04
Equity		
Group interest	11,225	9,656
Minority interest	1,574	1,537
	12,799	**11,193**
Non-current liabilities		
Provisions	28,194	27,830
Financial liabilities	22,240	22,488
Other liabilities	9,278	5,869
Deferred taxes	4,177	4,134
	63,889	**60,321**
Current liabilities		
Provisions	4,504	5,330
Trade accounts payable	5,874	6,066
Financial liabilities	6,198	4,895
Liabilities held for sale	924	-
Other liabilities	9,301	5,565
	26,801	**21,856**
	103,489	**93,370**

Consolidated Cash Flow Statement of the RWE Group

€ million	Jan–Sep 2005	Jan–Sep 2004
Income after tax	**1,947**	**1,838**
Depreciation, amortization, impairment losses, write-backs	2,203	2,594
Changes in provisions	-145	-93
Deferred taxes/non-cash income and expenses/income from disposal of non-current assets and marketable securities	-277	-157
Changes in working capital/other balance sheet items	666	-410
Cash flows from operating activities	**4,394**	**3,772**
Capital expenditure on non-current assets	-2,327	-2,421
Proceeds from disposal of non-current assets	516	2,676
Changes in marketable securities and cash investments	-299	-583
Cash flows from investing activities	**-2,110**	**-328**
Cash flows from financing activities	**-1,641**	**-3,613**
Net cash changes in cash and cash equivalents	643	-169
Effect of changes in foreign exchange rates and other changes in value on cash and cash equivalents	31	7
Net changes in cash and cash equivalents	**674**	**-162**
Cash and cash equivalents at beginning of reporting period	1,526	2,181
Cash and cash equivalents at end of reporting period	**2,200**	**2,019**
Financial assets at beginning of reporting period	14,998	13,952
Financial assets at end of reporting period	**17,766**	**14,778**
Gross financial liabilities at beginning of reporting period	27,383	31,790
Gross financial liabilities at end of reporting period	**28,611**	**29,300**
Net financial debt at beginning of reporting period	12,385	17,838
Net financial debt at end of reporting period	**10,845**	**14,522**

Consolidated Statement of Changes in Equity of the RWE Group

€ million	Group interest	Minority interest	Total
At 12/31/03	**7,013**	**2,052**	**9,065**
Dividends paid	-703	-216	-919
Other comprehensive income/other	508	-547	-39
Income after tax	1,611	227	1,838
At 09/30/04	**8,429**	**1,516**	**9,945**
At 12/31/04	**9,656**	**1,537**	**11,193**
Dividends paid	-844	-221	-1,065
Other comprehensive income/other	716	8	724
Income after tax	1,697	250	1,947
At 09/30/05	**11,225**	**1,574**	**12,799**

Notes

Accounting policies

The interim report for the period ended September 30, 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs).

With the exception of the new rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2004. For further information, please see the consolidated financial statements for the period ended December 31, 2004, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended September 30, 2005 was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rate for pension provisions was 5.0 %, as for the period ending on December 31, 2004. As in the previous year, the interest rate for provisions for nuclear waste disposal and provisions for mining damage was 5.5 %.

Changes in accounting policies

The IASB approved a number of changes to the existing IFRSs and adopted several new IFRSs, which became effective as of January 1, 2005. The RWE Group is applying the following IFRSs in fiscal 2005 for the first time:

IAS 1 (2003)	"Presentation of Financial Statements"
IAS 2 (2003)	"Inventories"
IAS 8 (2003)	"Accounting Policies, Changes in Accounting Estimates and Errors"
IAS 10 (2003)	"Events After the Balance Sheet Date"
IAS 16 (2003)	"Property, Plant and Equipment"
IAS 17 (2003)	"Leases"
IAS 21 (2003)	"The Effects of Changes in Foreign Exchange Rates"
IAS 24 (2003)	"Related Party Disclosures"
IAS 27 (2003)	"Consolidated and Separate Financial Statements"
IAS 28 (2003)	"Investments in Associates"
IAS 31 (2003)	"Interests in Joint Ventures"
IAS 32 (2003)	"Financial Instruments: Disclosure and Presentation"
IAS 33 (2003)	"Earnings Per Share"
IAS 39 (2004)	"Financial Instruments: Recognition and Measurement" (with the exception of provisions relating to the usage of the fair value option and several provisions relating to hedge accounting)
IAS 40 (2003)	"Investment Property"
IFRS 2	"Share-based Payment"
IFRS 4	"Insurance Contracts"
IFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"
IFRIC 2	"Members' Shares in Co-operative Entities and Similar Instruments"
SIC-12 (2004)	"Consolidation - Special Purpose Entities"

Application of the aforementioned IFRSs for the first time had the following major effects on the RWE Group's interim report for the period ended September 30, 2005:

According to **IAS 1 (2003)**, balance sheets must be classified by maturity. Therefore, assets and liabilities on the balance sheet of the RWE Group are classified as non-current or current. Assets and liabilities are classified as current if they are expected to be realized or settled within twelve months after the balance sheet date, or if they can be realized or settled within the normal operating cycle.

Investment property is now stated separately from property, plant and equipment under non-current assets. Investments accounted for using the equity method are stated separately. Other financial assets largely consist of the remaining other investments as well as non-current securities.

Loans are stated as current or non-current financial receivables, in line with their maturities. As a rule, trade accounts receivable and payable are stated as being current in nature.

Provisions for pensions and similar obligations are stated under non-current liabilities, in line with their nature. All other obligations are stated under current or non-current liabilities, in line with their maturity.

In accordance with international practice, in the third quarter of 2005, an amount of non-current (€0.3 billion) and current (€1.1 billion) provisions, which were like liabilities in nature, was reclassified to trade accounts payable or other liabilities.

On principle, deferred taxes are classified on the balance sheet as non-current. Prepaid expenses and deferred income are no longer stated separately on the balance sheet. Instead, they are stated under "Other receivables and other assets" and "Other liabilities," respectively.

In the income statement, income from investments accounted for using the equity method is stated separately from other income from investments.

IAS 39 (2004) introduces minor changes in hedge accounting. Hedges of unrecognized firm obligations are now generally recognized as fair value hedges instead of as cash flow hedges. If forecast transactions are hedged and such transactions lead to the recognition of a financial asset and/or financial liability in subsequent periods, the amounts that were recognized in equity until this point in time must be recognized in the income statement in the period during which the asset or liability affects the income statement. If non-financial assets or liabilities result from the transaction, the amounts recognized in equity are included in the initial cost of the asset or liability.

IAS 39 (2004) has established a firm scope of application for the purchase and sale of non-financial items. Consequently, contracts that were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in line with the company's expected purchase, sale or usage requirements (own use contracts) are not under the scope of IAS 39 (2004). Written options to buy or sell a non-financial item, that can be settled in cash, are not own use contracts.

The first-time application of IAS 39 (2004) led to immaterial changes from the previous approach. Taking issues of materiality into account, there was no need to adjust amounts stated for the previous year.

IFRS 5, which supersedes IAS 35 "Discontinuing Operations," sets out requirements for the measurement, presentation and disclosure of non-current assets, asset groups and associated liabilities that have been, or are intended to be sold ("disposal groups"), as well as operations that have been sold or are held for sale ("discontinued operations"). Assets, and if applicable liabilities, must be stated separately on the balance sheet as "held for sale," if they can be sold in their present condition, and if their sale is highly probable. An asset classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. IFRS 5 stipulates that additional information on discontinued operations must be included in the notes. The prospective application of IFRS 5 in this interim report caused certain assets and disposal groups to be classified as "held for sale." Related information is provided on page 44.

Accounting for CO_2 emissions allowances
RWE has been subject to the European emissions trading scheme since January 1, 2005. Companies affected by the scheme are allocated CO_2 emissions allowances, which must be returned to the authority in charge within four months from the end of the calendar year in line with the CO_2 actually emitted during the year. If actual CO_2 emissions exceed the allocation for the year, allowances needed to make up the difference must be bought.

The IASB passed IFRIC 3, which sets forth accounting principles applicable to emissions allowances and should be effective for fiscal years that begin on March 1, 2005, or thereafter. The IASB has since decided to withdraw IFRIC 3. RWE has chosen an accounting method based on currently valid IFRSs, which presents the subject matter in an economically reasonable manner. In accordance with this method, CO_2 allowances are accounted for as intangible assets at cost. A provision is recognized to cover the obligation to return emissions allowances and it is measured at its probable settlement amount.

New accounting policies

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective in the 2005 financial year. These IFRSs can only be applied if they are endorsed by the EU. This is still pending for some standards at present. The possible impact of the first-time application of the standards described below on the consolidated financial statements of the RWE Group is currently being examined.

IFRS 6 "Exploration for and Evaluation of Mineral Resources": IFRS 6 includes rules for accounting for expenses related to the exploration and evaluation of mineral resources such as minerals, oil, natural gas, and similar finite resources before their technological and economic production can be proven. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 be carried out on exploration and evaluation assets. IFRS 6 becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRS 7 "Financial Instruments: Disclosures": IFRS 7 combines and expands disclosures of financial instruments previously required under IAS 32 and under IAS 30 previously only required by banks and similar financial institutions. IFRS 7 will be effective across all industries in the future. As part of the development of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. IFRS 7 and the new rules under IAS 1 become effective for the first time for fiscal years that start on January 1, 2007, or thereafter.

IAS 19 Amendment (2004) "Actuarial Gains and Losses, Group Plans and Disclosures": By adopting the change to IAS 19 "Employee Benefits" in December 2004, the IASB introduced another option for treating actuarial gains and losses, also allowing for them to be accounted for without an effect on the income statement in the future. In addition, further information on pension commitments will become necessary in the future. IFRS 19 (2004) becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRIC 4 "Determining Whether an Arrangement Contains a Lease": IFRIC 4 contains criteria for identifying lease elements in arrangements which are not formally referred to as leases. Contractual elements that meet IFRIC 4 criteria must be accounted for as leases in accordance with IAS 17. The application of IFRIC 4 becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation": IFRIC 5 governs the recognition and measurement of claims and obligations arising in connection with funds accrued for the decommissioning of plants and similar obligations. This Interpretation becomes effective for the first time for fiscal years starting on January 1, 2006, or thereafter.

IFRIC 6 "Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment": This Interpretation gives guidance on the accounting for decommissioning liabilities under the European Union's Directive on Waste Electrical and Electronic Equipment. The application of IFRIC 6 becomes effective for the first time for fiscal years starting on December 1, 2005, or thereafter.

Furthermore, the IASB has adopted additional amendments to **IAS 39**, which become effective for the first time for fiscal years starting on January 1, 2006, or thereafter. These amendments relate to the option to classify financial instruments as "financial assets or financial liabilities recognized at fair value through profit and loss," to the recognition of cash flow hedges to hedge currency risks associated with forecast transactions that have a high probability of occurrence within a group, and to the recognition of financial warranties issued, which will fall under the scope of IAS 39 in the future.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material domestic and foreign companies which RWE AG controls directly or indirectly. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

	09/30/05	**12/31/04**
Fully consolidated companies	516	589
Investments accounted for using the equity method	184	219

The major change to the scope of consolidation in the first three quarters of 2005 was the deconsolidation of 58 fully consolidated companies and of 32 investments of RWE Umwelt accounted for using the equity method.

Assets and liabilities held for sale

The sale of the RWE Thames Water Division's water operations outside RWE's core regions has been initiated, making it mandatory to classify them as a disposal group and disclose them as "Assets/liabilities held for sale," as shown in the following table:

€ million	09/30/05
Assets	831
Liabilities	469

Taking the first step to divesting RWE Umwelt, RWE sold approximately 70 % of the business to the Rethmann Group per a contract signed on September 28, 2004. The German Federal Cartel Office approved the deal on February 24, 2005. The sale of the 30 % share initially remaining under RWE ownership was concluded at the beginning of October. The environmental activities that had not been sold as of September 30, 2005 have been disclosed on the balance sheet as a disposal group under "Assets/liabilities held for sale." The following table shows the key figures of the environmental business:

€ million	09/30/05	12/31/04
Assets	637	2,178
Liabilities	455	1,886
	Jan–Sep 2005	**Jan–Sep 2004**
Revenue	613	1,343
Income after tax	14	-266

Revenue

Revenue from energy trading operations is stated net, reflecting only the margins.

Research and development costs

In the first three quarters of 2005, research and development costs totalled €25 million (first three quarters of 2004: €98 million). The decline is nearly exclusively due to the deconsolidation of Heidelberger Druckmaschinen in May 2004.

Own shares

In the first three quarters of 2005, RWE Group companies bought 20,600 common shares on the capital market at an average cost of €50.55 per share. They account for €52,736.00 of the Corporation's share capital (0.04 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 80 common shares at an average price of €30.50 per share within the scope of capital formation and 20,520 common shares at an average price of €30.11 on the occasion of service anniversaries. Aggregate proceeds amounted to €620,297.20. Differences to the purchase price were recognized in the income statement.

Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 14, 2005, the Executive Board is authorized to purchase shares of any class in RWE totalling up to 10 % of the Corporation's share capital until October 13, 2006.

Stock options were issued under the executive stock option plan. They have a waiting period of three years and a term of five years after their respective issue. The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6 % annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than ten percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the revenue and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised by payment of the exercise price. The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be settled by already existing common shares instead of new shares from contingent capital and that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

The stock options listed in the table below have been issued under the executive stock option plan so far:

Stock options	Originally issued	12/31/04	Expired in 2005	Exercised in 2005	09/30/05
2001 tranche	5,222,300	3,651,200	-230,600	-3,364,200	56,400
2001A tranche	5,262,300	4,028,600	-295,600	-3,626,700	106,300
Total	**10,484,600**	**7,679,800**	**-526,200**	**-6,990,900**	**162,700**

Furthermore, our stock appreciation plans are offered to employees, Executive Board members and other executives of RWE AG and its affiliates in Germany and abroad, on which we reported separately in the financial statements for the period ended December 31, 2004. An additional tranche was issued in the second quarter of 2005.

Dividend distribution

On April 14, 2005, RWE AG's Annual General Meeting decided to pay a proposed dividend of €1.50 per common and preferred share for fiscal 2004.

Earnings per share

		Jan-Sep 2005	Jan-Sep 2004
Net income/income allocable to RWE AG shareholders	€million	1,697	1,611
Number of shares outstanding (weighted average)	thousands	562,405	562,405
Undiluted and diluted earnings per common and preferred share	**€**	**3.02**	**2.86**

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from guarantees and warranty agreements. They decreased by €513 million to €352 million since December 31, 2004. This decline is essentially attributable to commitments arising from guarantees.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result €million	**Jan–Sep 2005**	**Jan–Sep 2004**
Income from operating activities	4,043	4,094
+ Income from investments	507	666
- Non-operating result	106	-296
Operating result	**4,656**	**4,464**

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

Reconciliation of EBITDA to the operating result €million	**Jan–Sep 2005**	**Jan–Sep 2004**
EBITDA	6,147	6,213
- Operating depreciation and amortization	-1,869	-2,017
EBIT	4,278	4,196
+ Operating income from investments	378	268
Operating result	**4,656**	**4,464**

Supervisory Board

Dr. Thomas R. Fischer
Chairman

Frank Bsirske
Deputy Chairman

Dr. Paul Achleitner

Carl-Ludwig von Boehm-Bezing

Wilfried Donisch

Dieter Faust
- as of August 1, 2005 -

Simone Haupt
- as of April 11, 2005 -

Ralf Hiltenkamp
- until April 10, 2005 -

Heinz-Eberhard Holl

Berthold Huber

Dr. Dietmar Kuhnt

Dr. Gerhard Langemeyer

Dagmar Mühlenfeld
- as of January 4, 2005 -

Dr. Wolfgang Reiniger

Günter Reppien

Bernhard von Rothkirch

Dr. Manfred Schneider

Klaus-Dieter Südhofer

Uwe Tigges

Prof. Karel Van Miert

Jürgen Wefers

Erwin Winkel
- until July 31, 2005 -

Executive Board

Harry Roels
CEO

Berthold A. Bonekamp

Alwin Fitting
- as of August 1, 2005 -

Dr. Gert Maichel
- until February 22, 2005 -

Dr. Klaus Sturany

Jan Zilius

Financial calendar 2006*

02/23/2006	Annual report for fiscal 2005 – Press conference – Analyst conference
04/13/2006	Annual General Meeting
04/18/2006	Ex-dividend date
05/16/2006	Interim report for the first quarter of 2006 and analyst conference (conference call)
08/10/2006	Interim report for the first half of 2006 – Press conference – Analyst conference (conference call)
11/09/2006	Interim report for the first three quarters of 2006 and analyst conference (conference call)

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

* All events will be broadcast live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our Web site for at least three months.

RWE Aktiengesellschaft

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